UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HGP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Kirby Drive, Suite 701
(No. and Street)

Houston (City) TX (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN R. WATERS & COMPANY
(Name – *if individual, state last, first, middle name*)

225 W. Washington Street, Suite 1120 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher McCord _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
HGP SECURITIES, LLC _____, as

of DECEMBER 31 _____, 20 16 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



HECTOR FABIAN GARZON
Notary Public, State of Texas
Comm. Expires 01-24-2021
Notary ID 130483449

_____ Signature

CEO
_____ Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HGP SECURITIES, LLC
(A Limited Liability Company)

Financial Statements
For the Year End December 31, 2016

HGP SECURITIES, LLC
(A Limited Liability Company)

Contents







REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of HGP Securities, LLC (A Limited Liability Company) as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HGP Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

John R. Waters & Company

Chicago, Illinois
February 24, 2017

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

225 W. Washington Street, Suite 1120, Chicago, IL 60606

Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:		
Cash	$	68,573
Prepaid expenses		41,558
TOTAL CURRENT ASSETS		110,131
PROPERTY AND EQUIPMENT, NET		4,153
OTHER ASSETS:		
Deposits		8,780
TOTAL ASSETS	$	123,064

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	19,482
Accrued expenses		2,798
TOTAL CURRENT LIABILITIES		22,280
MEMBERS' EQUITY		100,784
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	123,064

See accompanying notes.

HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:

Investment banking	$ 2,576,777
Other revenue	49,622
TOTAL REVENUES	2,626,399

OPERATING EXPENSES:

Officer compensation	1,973,000
Registered representative compensation and benefits	275,300
Employee compensation and benefits	123,209
IT, Data, and communication	70,478
Travel, meals, and entertainment	43,115
Professional services	42,822
Occupancy and equipment	36,606
Insurance	18,132
Licenses and registration	16,584
Advertising and marketing	15,272
Other	48,175
TOTAL OPERATING EXPENSES	2,662,693
NET INCOME (LOSS)	$ (36,294)

See accompanying notes.

3

HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBERS' EQUITY - BEGINNING OF YEAR	$ 137,078
Net loss	(36,294)
MEMBERS' EQUITY - END OF YEAR	$ 100,784

See accompanying notes.

4

HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES:	
Net loss	$ (36,294)
Items which do not affect cash:	
Depreciation	1,151
Changes in operating assets and liabilities:	
Accounts receivable	17,313
Due from affiliate	141
Deposits	(7,457)
Prepaid expenses	10,279
Accounts payable	1,579
Accrued expenses	(506)
NET CASH (APPLIED TO) OPERATING ACTIVITIES	(13,794)
CASH (APPLIED TO) INVESTING ACTIVITIES:	
Purchase of property and equipment	(2,833)
NET (DECREASE) IN CASH	(16,627)
CASH - BEGINNING OF YEAR	85,200
CASH - END OF YEAR	$ 68,573

See accompanying notes.

NOTE 1 – DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations

HGP Securities, LLC (the Company) was formed April 9, 2008 and is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) since September 22, 2009. The Company provides capital raising services and merger and acquisition advisory services to companies in the health-care industry.

At the beginning of the year, the Company had two owners, Healthcare Growth Partners, Inc. and Hawkeye Bay Capital, LLC. Healthcare Growth Partners, Inc. began the year as a majority owner with 68.67% of Members Equity. On December 31, 2016, the majority owner executed a Separation and Redemption Agreement in which it assigned 100% of its membership interest to the Company. Thus, on December 31, 2016, Hawkeye Bay Capital, LLC became the sole owner of HGP Securities, LLC.

Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes gross revenues from capital raising services and merger and acquisition advisory services when the earnings process is substantially complete in accordance with the contract for the services provided.

Cash- Cash consists of cash on deposit at a major financial institution. From time to time the account balance may be in excess of amounts insured by the Federal Deposit Insurance Corporation. Management does not believe the Company is exposed to any significant credit risk.

Accounts receivable – Accounts receivable consist primarily of trade receivables for capital raising services. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

Deferred Revenues – Deferred revenues arising from retainers are recognized as revenues when considered earned.

NOTE 1 – DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Summary of Significant Accounting Policies (continued)

Property and Equipment – Property and equipment is stated at cost and is depreciated using the straight-line method over the remaining estimated useful lives of three or four years. Depreciation and amortization expense was $1,151 for 2016. The following is a summary of property and equipment at December 31, 2016:

Asset Class	Cost	Accumulated Depreciation/Amortization	Net
Computer equipment	$ 5,538	$ (2,982)	$ 2,556
Web-site development	5,509	(3,912)	1,597
Total	$ 11,047	$ (6,894)	$ 4,153

Advertising – Advertising costs are expensed when incurred. Advertising expense aggregated $15,272 in 2016.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company does not have any receivables or payables from/to affiliate as of December 31,2016.

The Separation and Redemption Agreement calls for the former owner, Healthcare Growth Partners, Inc. to receive as consideration for the redemption an amount equal to the product of any success fees (but not retainers) actually collected, by the Company (net of any unreimbursed costs in connection with such project) on account of projects pertaining to 3 specific clients that are noted in the executed agreement. The amount in connection with the related projects that the former owner will receive as payment, as described, will be multiplied by 50%. However, the former owner is only entitled to these payments with respect that the specified project closes within a time period set forth in agreement.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement is $5,000. Net capital and aggregate indebtedness change from day to day, but at December 31, 2016 the Company had net capital of $46,293 which was $41,293 in excess of its required net capital of $5,000. The Company's net capital ratio was .48 to 1.0 as of December 31, 2016.

NOTE 4 – CUSTOMER CONCENTRATIONS

During 2016 the Company had two customers that accounted for 45% of revenues.

The Company provides merger and acquisition advisory services to companies in the health-care industry; these are designed to be non-recurring deals. Further, the Company has relied upon several referral sources. Management does not believe the Company is exposed to significant risk from concentrations in customers or referral sources.

NOTE 5 -INCOME TAXES

The financial statements do not include a provision for federal income taxes since the members recognize their proportionate share of the Company's income or loss on their individual tax returns. However, the Company remains liable for any applicable state taxes. The Company's latest three years of tax returns remain open to examination by any applicable tax authority.

NOTE 6 –LEASE COMMITMENTS

In July 2012, the Company assumed the operating lease of a related party for office space with an unrelated third party that expired September 2014. The Company exercised a two-year renewal option. The lease was assumed back by a third party in 2016. During 2016, the Company signed a lease for the Houston office that commenced February 1st of 2017. The following is a summary of required future minimum lease payments:

Year	Required minimun lease payments	
2017	$	36,878
2018		44,868
2019		45,687
2020		7,649
Total	$	135,082

NOTE 7 – SUBSEQUENT EVENTS

All material events from December 31, 2016 through the date these financial statements were issued, February 24, 2017 have been either disclosed or adjusted in the financial statements.

HGP SECURITIES, LLC
(A Limited Liability Company)
SCHEDULE I
COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934)

DECEMBER 31, 2016

NET CAPITAL:

Total members' equity	$ 100,784
Deductions:	
Non-allowable assets:	
Prepaid expenses	41,558
Property and equipment, net	4,153
Deposits	8,780
Total deductions	54,491
NET CAPITAL	46,293
MINIMUM NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	$ 41,293
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 22,280
Ratio of aggregate indebtedness to net capital	48.13%

Reconciliation of Computation of Net Capital to Company's
Unaudited Form X-17a-5 Part IIA filing

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

HGP SECURITIES, LLC
(A Limited Liability Company)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Healthcare Growth Partners
2001 Kirby Dr. Suite 701
Houston TX, 77019
(713) 955-7935

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 22, 2017

JOHN R. WATERS & COMPANY
Certified Public Accountants
225 W. Washington Street, Suite 1120
Chicago, Illinois 60606

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

HGP Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed:

Name: Christopher McCord

Title: CEO







INDEPENDENT AUDITORS' REVIEW OF THE EXEMPTION REPORT

SEA RULE 17a-5(g)(2)(ii)

To the Members of HGP Securities, LLC

We have reviewed management's statements, included in the *accompanying Exemption Report SEA Rule 17-a-5(d)(4)*, in which (1) HGP Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

John R. Waters & Company

Chicago, Illinois
February 24, 2017

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

225 W. Washington Street, Suite 1120, Chicago, IL 60606

Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com